Exhibit 99

CAUTIONARY STATEMENT

Granite City Food & Brewery Ltd., or persons acting on our behalf, or outside reviewers retained by us making statements on our behalf, or underwriters of our securities, from time to time, may make, in writing or orally, “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995.  This Cautionary Statement, when used in conjunction with an identified forward-looking statement, is for the purpose of qualifying for the “safe harbor” provisions of the Litigation Reform Act and is intended to be a readily available written document that contains factors which could cause results to differ materially from such forward-looking statements.  These factors are in addition to any other cautionary statements, written or oral, which may be made, or referred to, in connection with any such forward-looking statement.

The following matters, among others, may have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects, financial or otherwise.  Reference to this Cautionary Statement in the context of a forward-looking statement or statements shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those in such forward-looking statement or statements.

Risks Related to Our Business

Our expansion strategy involves risks and we may fail to realize the anticipated benefits of such strategy.    We may not successfully execute our expansion strategy of building new Granite City restaurants, creating private dining rooms and expanding bar areas of existing Granite City restaurants and improving our technology. Furthermore, even with our lease restructurings and permanent rent reductions, we may not be able to continue to generate cash flow from operations to meet our obligations, and will need substantial additional capital to grow our business. Failure to develop successful strategies and implement a business plan that achieves our objectives or to access capital required to fund our growth, would have an adverse impact on our company and the market price of our shares.

The integration and operation of our newly-acquired Cadillac Ranch restaurants may disrupt our business and create additional expenses, and we may not realize the full anticipated benefits of the acquisition of the Cadillac Ranch restaurants.    Between November 2011 and May 2012, we completed the acquisition of the assets of six Cadillac Ranch restaurants and related intellectual property. The integration and operation of these Cadillac Ranch restaurants may disrupt our business and create additional expenses, and we may not achieve the anticipated benefits of the acquisitions. Integration of an acquisition involves numerous risks, including the diversion of management’s attention and resources from other business concerns, challenges in integrating information systems, computer systems and supply chains, increased accounting and financial reporting risk, the potential loss of key employees, difficulties in completing strategic initiatives already underway in the acquired or acquiring companies, and unfamiliarity with suppliers and vendors of the acquired company, each of which could have a material adverse effect on our business, results of operations and financial condition. In addition, the majority of the Cadillac Ranch restaurants are located in markets which are new to us. New markets may have different competitive conditions, consumer tastes and discretionary patterns than our current markets. Therefore, we may not be able to realize the full synergies, goodwill, business opportunities and growth prospects anticipated in connection with these acquisitions.

We may seek to acquire companies or interests in companies that complement our business. Our inability to complete acquisitions may render us less competitive.    We cannot be sure that we will be able to continue to identify acquisition candidates on commercially reasonable terms or at all. If we make additional acquisitions, we also cannot be sure that any benefits anticipated from the acquisitions will actually be realized. Likewise, we cannot be sure that we will be able to obtain necessary financing for acquisitions. Such financing could be restricted by the terms of our credit agreement or it could be more expensive than our current debt. The amount of such debt financing for acquisitions could be significant and the terms of such debt instruments could be more restrictive than our current financial covenants.

We may face challenges integrating the operations of future acquisitions that could adversely affect our financial performance.    The process of integrating any acquired operations into our existing business may result in operating, contract and supply chain difficulties, such as the failure to retain customers or management personnel and problems coordinating technology and supply chain arrangements. Also, in connection with any acquisition, we could fail to discover liabilities of the acquired company for which we may be responsible as a successor owner or operator in spite of any investigation we make prior to the acquisition. Such difficulties may divert significant financial, operational and managerial resources from our existing operations, and make it more difficult to achieve our operating and strategic objectives. The diversion of management attention, particularly in a difficult operating environment, may affect our revenue. Similarly, our business depends on effective information technology systems and implementation delays or poor execution of the integration of different information technology systems could disrupt our operations and increase costs. Possible future acquisitions could result in the incurrence of additional debt and related interest expense or contingent liabilities and amortization expenses related to intangible assets, which could have a material adverse effect on our financial condition, operating results and/or cash flow. If the goodwill resulting from a business combination were deemed to be impaired, we would need to take a charge to earnings to write down the goodwill to its fair value. In addition, acquisitions may result in significant amortization expenses related to intangible assets.

We have significant capital needs and cannot give assurance that financing will be available to us to pursue expansion.    We require significant capital for our operations and for expansion of our Granite City concept. We cannot assure you that we will be able to obtain financing for expansion on favorable terms or at all. If we raise additional capital through the issuance of our equity securities, such issuance may be at prices below the market prices of our common stock, and our shareholders may suffer significant dilution. Further, additional debt financing, if available, may involve significant cash payment obligations, more restrictive covenants and financial ratios that could adversely affect our ability to operate and grow our business, and would cause us to incur additional interest expense and financing costs. The failure to obtain financing for growth could materially adversely affect our business, financial condition, results of operations and cash flows. Further, we may be adversely affected by changes in interest rates. Changes in interest rates will also affect our lease rates and can be expected to adversely impact our operating results.

Our business could be materially adversely affected if we are unable to expand in a timely and profitable manner.    To continue to grow, we must open new Granite City restaurants on a profitable basis. At present, we have no plans to expand Cadillac Ranch while we integrate the operations of those restaurants. The capital resources required to develop each new Granite City restaurant are significant. Expansion may be delayed or curtailed:

• if we are unable to obtain acceptable equipment financing of restaurants;

• if future cash flows from operations fail to meet our expectations;

• if costs and capital expenditures for restaurant development exceed anticipated amounts;

• if we incur unanticipated expenditures related to our operations; or

• if we are required to reduce prices to respond to competitive pressures.

We estimate that our cost of opening a new Granite City restaurant ranges from $1.6 million to $2.3 million, which includes furniture, fixtures and equipment and pre-opening costs. This assumes the land is leased from a third party, and building costs are partially offset by a landlord tenant improvement allowance ranging from $1.0 million to $2.0 million. Actual costs may vary significantly depending upon a variety of factors, including the site and size of the restaurant, conditions in the local real estate and employment markets, and sale leaseback terms or other leasing arrangements.

Even with adequate financing, we may experience delays in restaurant openings which could materially adversely affect our business, financial condition, results of operations and cash flows. Our ability to expand depends upon a number of factors, some of which are beyond our control, including:

• identification and availability of suitable restaurant sites;

• competition for restaurant sites;

• securing required governmental approvals, licenses and permits;

• the availability of, and our ability to obtain, adequate supplies of ingredients that meet our quality standards; and

• recruitment of qualified operating personnel, particularly general managers and kitchen managers.

In addition, we may enter geographic markets in which we have no prior operating experience. These new markets may have demographic characteristics, competitive conditions, consumer tastes and discretionary spending patterns different than those present in our existing markets, which may cause any new restaurants to be less successful than our existing restaurants.

Unanticipated costs or delays in the development or construction of future restaurants could prevent our timely and cost-effective opening of future restaurants.    We rely upon contractors for the construction of our Granite City restaurants. After construction, we invest heavily in equipment for completion of our restaurants. Many factors could adversely affect the costs and time associated with the development of future restaurants, including:

• availability of labor;

• shortages of construction materials and skilled labor;

• management of construction and development costs of restaurants;

• adverse weather;

• unforeseen construction problems;

• environmental problems;

• zoning problems;

• federal, state and local government regulations, including licensing requirements;

• modifications in design; and

• other increases in costs.

Any of these factors could give rise to delays or cost overruns which may prevent us from developing future restaurants within anticipated budgets and expected development schedules. Any such failure could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to manage expansion.    We face many additional business risks in connection with expansion, including the risk that our existing management, information systems and financial controls will be inadequate. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that expansion imposes on management and these systems and controls. Expansion also places increased demands on human resources, purchasing and restaurant opening teams. If we fail to continue to improve management, information systems and financial controls, or if we encounter unexpected difficulties, we may be unable to grow and/or maintain current levels of operating performance in our existing restaurants.

We have a history of losses and no assurance of future profitability.    We have incurred losses in each fiscal year since inception. We had net losses of approximately $4.1 million for the fiscal year ended December 25, 2012 and approximately $4.6 million for the fiscal year ended December 27, 2011. We had a net loss of $0.4 million for the fourteen weeks ended April 2, 2013.  As of April 2, 2013, we had a retained deficit of approximately $79.8 million. We cannot assure you that we will materially increase our revenue, and even if we substantially increase our revenue, we cannot assure you that we will achieve profitability or positive cash flow. If we do achieve profitability, we cannot assure you that we would be able to sustain or increase profitability on a quarterly or annual basis in the future because our operating results can be affected by changes in guest tastes, the popularity of handcrafted beers, economic conditions, and the level of competition in our markets.

Disruptions in the national economy and the financial markets have adversely impacted our business and may further impact our business.    In recent years, the full-service dining sector of the restaurant industry has been adversely affected by economic factors, including the deterioration of national, regional and local economic conditions, declines in employment levels, and shifts in consumer spending patterns. Disruptions in the overall economy and volatility in the financial markets have reduced, and may continue to reduce, consumer confidence in the economy, negatively affecting consumer restaurant spending, which could adversely affect our financial position and results of operations. As a result, any decrease in cash flow generated from our business could adversely affect our financial position and our ability to fund our operations. In addition, macroeconomic disruptions, as well as the restructuring of various commercial and investment banking organizations, could adversely affect our ability to access the credit and equity markets. If the economy does not continue to recover from the economic downturn that began to affect the restaurant industry in 2008, we cannot assure you that we can reduce costs to a level necessary to offset potentially lower revenue. Depending upon the future economic conditions, we may need to raise additional capital and/or close restaurants to continue operating.

Consumer confidence has not recovered from historic lows impacting the public’s ability and/or desire to spend money eating out.    While sales and guest traffic gains have been made by the restaurant industry and our restaurants, much of the economic improvement in the restaurant industry has come from cost savings initiatives. If this current weak economic recovery continues for a prolonged period of time and/or deepens in magnitude returning to the negative trends of prior years, our business, results of operations and ability to comply with the covenants under our credit facility could be materially affected. Deterioration in guest traffic and/or a reduction in the average amount guests spend in our restaurants will negatively impact our revenue. This could result in reductions in staff levels, asset impairment charges and potential restaurant closures.

Changes in discretionary consumer spending could negatively impact our results.    Our success depends to a significant extent on numerous factors affecting discretionary consumer spending,

including general economic conditions, disposable consumer income and consumer confidence. In a weak economy, our customers have reduced and may continue to reduce their level of discretionary spending which impacts the frequency with which our customers choose to dine out and the amount they spend when they do dine out, thereby reducing our revenue. Adverse economic conditions could continue to reduce guest traffic or impose practical limits on pricing, either of which could materially adversely affect our business, financial condition, results of operations and cash flows.

Discretionary consumer spending, which is critical to our success, is influenced by general economic conditions and the availability of discretionary income. The economic downturn that began to affect the restaurant industry in 2008 has reduced consumer confidence and affected consumers’ ability or desire to spend disposable income. A continued deterioration in the economy or other economic conditions affecting disposable consumer income, such as unemployment levels, reduced home values, investment losses, personal bankruptcies, inflation, business conditions, fuel and other energy costs, consumer debt levels, lack of available credit, consumer confidence, interest rates, tax rates and changes in tax laws, may adversely affect our business by reducing overall consumer spending or by causing customers to reduce the frequency with which they dine out or to shift their spending to our competitors or to products sold by us that are less profitable than other product choices, all of which could result in lower revenue. There is also a risk that if negative economic conditions persist for a long period of time or worsen, consumers may make long-lasting changes to their discretionary purchasing behavior, including less frequent discretionary purchases on a more permanent basis.

In May 2011, we replaced a majority of the members of our board and made changes in our senior management, including our chief executive officer. Our failure to successfully capitalize on these management changes or the failure of new senior management to successfully manage our operations may adversely affect our business.    Upon the closing of our preferred stock issuance to Concept Development Partners LLC, or CDP, which we refer to as the CDP transaction, four of our incumbent directors resigned, the size of our board was increased from seven to eight persons, and the following persons were elected to our board: Fouad Z. Bashour, Robert J. Doran, Louis M. Mucci, Michael S. Rawlings and Michael H. Staenberg. Mr. Bashour was also appointed to serve as our Chairman of the Board and Mr. Doran was also elected to serve as our Chief Executive Officer. Our future success depends on the ability of our board and our senior management team to successfully implement our strategies and manage our operations.

Our principal shareholder, CDP, has substantial control over us, which could reduce your ability to receive a premium for your shares through a change in control.    As of May 13, 2013, CDP beneficially owned approximately 78.6 percent of our common stock. In addition, under our stock purchase agreement with CDP dated February 8, 2011, CDP nominated five persons to serve on our board of directors. Finally, CDP and DHW, formerly our majority shareholder and the direct or indirect landlord of 12 of our locations, have entered into a shareholder and voting agreement, pursuant to which:

• DHW agrees to vote its shares for CDP’s five nominees to our board of directors;

• CDP agrees to vote its shares for DHW’s two nominees to our board of directors;

• at any meeting of our shareholders, DHW agrees to vote its shares in the same manner as CDP on any other matter presented to the shareholders; and

• DHW granted an irrevocable proxy to CDP to vote all of the shares of our common stock which are owned by DHW.

As a result of the foregoing, CDP has a significant influence on the outcome of all corporate actions requiring shareholder approval independent of how our other shareholders may vote, including:

• the election of our directors;

• any amendment of our articles of incorporation or bylaws;

• the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets; and

• the defeat of any non-negotiated takeover attempt that might otherwise benefit our other shareholders.

A decline in visitors to retail centers, shopping malls, or entertainment centers where our restaurants are located could negatively affect our restaurant sales and may require us to record an impairment charge for restaurants performing below expectations.    Our restaurants are primarily located in high-activity areas such as retail centers, shopping malls, lifestyle centers, and entertainment centers. We depend on high visitor rates at these centers to attract guests to our restaurants. Consumers may dine out less frequently depending on economic conditions. As guest traffic decreases, lower sales result in decreased leverage that leads to declines in operating margins. If visitor rates to these centers decline due to economic or political conditions, anchor tenants closing in retail centers or shopping malls in which we operate, further changes in consumer preferences or shopping patterns, higher frequency of online shopping, further changes in discretionary consumer spending, increasing gasoline prices, or otherwise, our revenue could decline and adversely affect our results of operations, including the possible need to record an impairment charge for restaurants that are performing below expectations.

Our geographic concentration could have a material adverse effect on our business, results of operations and financial condition.    We operate substantially all of our restaurants in the Midwestern United States and may be particularly susceptible to adverse trends and economic conditions in this geographic market, including its labor market, which could adversely impact our operating results. Our planned expansion to Northeastern and Southeastern states may not reduce our geographic concentration or lessen our exposure to adverse geographic trends.

Healthcare reform legislation could have an impact on our business.    During 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 were signed into law in the United States. Certain of the provisions that have increased our healthcare costs include the removal of annual plan limits and the mandate that health plans provide 100% coverage on expanded preventative care. In addition, our healthcare costs could increase significantly as the new legislation and accompanying regulations require us to automatically enroll employees in health coverage, potentially cover more variable hour employees than we do currently or pay penalty amounts in the event that employees do not elect our offered coverage. While much of the cost of the recent healthcare legislation enacted will occur in or after 2014 due to provisions of the legislation being phased in over time, changes to our healthcare cost structure could have an impact on our business and operating costs. Specifically, we may not be able to increase our food and beverage pricing to guests to offset increased costs of employee healthcare benefits.

Less mature restaurants may vary in profitability and levels of operating revenue.    Our less mature restaurants typically experience higher operating costs in both dollars and as a percentage of revenue when compared to mature restaurants due to the inefficiencies typically associated with less mature restaurants. Some or all of our less mature restaurants may not attain operating results similar to those of our mature restaurants.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.    Our leases generally are long term in nature. Most of our leases have 10 to 18 years remaining on their terms with options to renew in five-year increments (at increased rates). All but one of our leases require fixed annual rent, although some require payment of additional contingent rent if restaurant sales exceed a negotiated amount. Generally, our leases are “triple net” leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases. Future sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future restaurant is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term.

Our business is subject to seasonal fluctuations.    Historically, sales in most of our restaurants have been higher during the second and third quarters of each year. As a result, it is probable that our quarterly operating results and comparable restaurant sales will continue to fluctuate as a result of seasonality. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales of any particular future period may decrease. Additionally, because Cadillac Ranch restaurants are more entertainment based, certain restaurants will see a fluctuation in sales depending upon events in or around its location.

You should not rely on past increases in our average restaurant revenues or our comparable restaurant sales as an indication of future operating results because they may fluctuate significantly.    A number of factors historically have affected, and are likely to continue to affect, our average restaurant revenue and/or comparable restaurant sales, including, among other factors:

• our ability to execute our business strategy effectively;

• our ability to expand;

• initial sales performance by our restaurants;

• the timing of restaurant openings and related expenses;

• levels of competition in one or more of our markets; and

• general economic conditions and consumer confidence.

Decreases in our same store sales could cause the price of our common stock to decrease.

Our profitability depends in large measure on food, beverage and supply costs which are not within our control.    We must anticipate and react to changes in food, beverage and supply costs. Various factors beyond our control, including climatic changes and government regulations, may affect food and beverage costs. Specifically, our dependence on frequent, timely deliveries of fresh beef, poultry, seafood and produce subjects us to the risks of possible shortages or interruptions in supply caused by adverse weather or other conditions, which could adversely affect the availability and cost of any such items. Historically, commodity prices have fluctuated, often increasing, due to seasonal or economic issues and we cannot assure you that we will be able to anticipate or react to increasing food and supply costs in the future. We are also subject to the general risks of inflation. Our restaurants’ operating margins are further affected by fluctuations in the price of utilities such as electricity and natural gas, whether as a result of inflation or otherwise, on which the restaurants depend for their energy supply. Because we transport “wort” created at our centralized production facility in Ellsworth, Iowa to our restaurant locations we also are affected by increases in the cost of fuel. The failure to anticipate and respond effectively to an adverse change in any of these factors could materially and adversely affect our business, financial condition, results of operations and cash flows.

If our distributors or suppliers do not provide food and beverages to us in a timely fashion, we may experience short-term supply shortages, increased food and beverage costs, and quality control problems.    We have entered into contracts through 2016 with certain suppliers of raw materials

(primarily hops) for minimum purchases both in terms of quantity and in pricing. However, if the national distributor that provides food and beverages to all our restaurants, or other distributors or suppliers, cease doing business with us, we could experience short-term supply shortages in some or all of our restaurants and could be required to purchase food and beverage products at higher prices until we are able to obtain an alternative supply source. If these alternative suppliers do not meet our specifications, the consistency and quality of our food and beverage offerings, and thus our reputation, guest patronage, revenue and results of operations, could be adversely affected. In addition, any delay in replacing our suppliers or distributors on acceptable terms could, in extreme cases, require us to remove temporarily items from the menus of one or more of our restaurants, which also could materially adversely affect our business, financial condition, results of operations and cash flows.

Our inability to successfully and sufficiently increase menu prices to address cost increases could result in a decline in margins.    We utilize menu price increases to help offset cost increases, including increased costs for food commodities (such as pork, beef, fish, poultry and dairy products), minimum wages, employee benefits, insurance arrangements, construction, energy, fuel, and other costs. Although we do not believe we have experienced significant consumer resistance to our past price increases, we cannot provide assurance that future price increases will not deter guests from visiting our restaurants or affect their purchasing decisions. If we are unsuccessful at raising prices, our business, financial condition, results of operations and cash flows could be harmed.

The need for additional advertising may arise, which could increase our operating expenses.    We have generally relied on our high profile locations, operational excellence, “word-of-mouth,” and limited paid advertising to attract and retain restaurant guests. During 2012, our radio and television advertising costs accounted for less than one percent of our net sales. Should we conclude that additional paid advertising is necessary to attract and retain guests, our operating expenses could increase and our financial results could be adversely affected.

Changes in consumer preferences as a result of new information regarding diet, nutrition and health could negatively impact our results.    Our operating results may be affected by changes in guest tastes, the popularity of handcrafted beers, general economic and political conditions and the level of competition in our markets. Our continued success depends, in part, upon the popularity of micro-brewed beers and casual, broad menu restaurants. Shifts in consumer preferences away from these beers and this dining style could materially adversely affect any future profitability. Changes in consumer tastes and dietary habits and the level of consumer acceptance of our restaurant concepts could also impact our operating results. In addition, our success depends on our ability to adapt our menu to trends in food consumption. If consumer eating habits change significantly and we are unable to respond with appropriate menu offerings, it could materially affect demand for our menu offerings resulting in lost customers and adversely impact our business, financial condition, results of operations and cash flows.

Health concerns or negative publicity regarding our restaurants or food products could affect consumer preferences and could negatively impact our results of operations.    Like other restaurant chains, consumer preferences could be affected by health concerns or negative publicity concerning food quality, illness and injury generally, such as negative publicity concerning salmonella, E. coli, “mad cow” or “foot-and-mouth” disease, publication of government or industry findings concerning food products served by us, or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. This negative publicity may adversely affect demand for our food and could result in a decrease in customer traffic to our restaurants. Furthermore, any contamination of the “wort” created at our centralized production facility for our craft beer varieties, or negative publicity surrounding such contamination, would adversely affect us. A decrease in customer traffic to our restaurants as a result of health concerns or negative publicity could materially adversely affect our business, financial condition, results of operations and cash flows.

If we are unable to protect our customers’ credit card data, we could be exposed to data loss, litigation and liability, and our reputation could be significantly harmed.    In connection with credit card sales, we transmit confidential credit card information securely over public networks. Third parties may have the technology or know-how to breach the security of this customer information, and our security measures may not effectively prohibit others from obtaining improper access to this information. If a person is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation.

We rely on computer systems and information technology to run our business. Any material failure, interruption or security breach of our computer systems or information technology may adversely affect the operation of the business and our results of operations.    Computer viruses or terrorism may disrupt our operations and adversely affect our operating results. Despite our implementation of security measures, all of our technology systems are vulnerable to disability or failures due to hacking, viruses, acts of war or terrorism, and other causes. If our technology systems were to fail and we were unable to recover in a timely manner, we would be unable to fulfill critical business functions, which could have a material adverse effect on our business, operating results, and financial condition.

We may be unable to recruit, motivate and retain qualified employees.    Our success depends, in part, upon our ability to attract, motivate and retain a sufficient number of qualified employees, including trained brewing personnel, restaurant managers, kitchen staff and wait staff. Qualified individuals needed to fill these positions could be in short supply in one or more of our markets. In addition, our success depends upon the skill and experience of our restaurant-level management teams. Our inability to recruit, motivate and retain such individuals may result in high employee turnover which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Additionally, competition for qualified employees could require us to pay higher wages and provide additional benefits to attract sufficient employees, which could result in higher labor costs.

The loss of key personnel could adversely affect our business.    Our success depends to a significant extent on the performance and continued service of members of our senior management and certain other key employees. Competition for employees with such specialized training and deep backgrounds in the restaurant industry is intense and we cannot assure you that we will be successful in retaining such personnel. In addition, we cannot assure you that employees will not leave or compete against us. If the services of any member of management become unavailable for any reason, it could adversely affect our business and prospects.

We may be unable to successfully compete with other restaurants in our markets.    The restaurant industry is intensely competitive. There are many well-established competitors with greater financial, marketing, personnel and other resources than ours, and many of such competitors are well established in the markets where we have restaurants. Additionally, other companies may develop restaurants with similar concepts in our markets. Any inability to successfully compete with restaurants in our markets could prevent us from increasing or sustaining our revenue and result in a material adverse effect on our business, financial condition, results of operations and cash flows. We may also need to make changes to our established concept in order to compete with new and developing restaurant concepts that become popular within our markets. We cannot assure you that we will be successful in implementing such changes or that these changes will not increase our expenses.

Our success depends on our ability to protect our proprietary information.    Failure to protect our trademarks, service marks, trade secrets and patents could adversely affect our business. Our business prospects depend in part on our ability to develop favorable consumer recognition of the Granite City Food & Brewery and Cadillac Ranch All American Bar and Grill names. Although our service marks are federally registered trademarks with the United States Patent and Trademark Office, our trademarks could be imitated in ways that we cannot prevent. We rely on trade secrets, proprietary know-how, concepts and recipes. Our methods of protecting this intellectual property may not be adequate, however, and others could independently develop similar know-how or obtain access to our trade secrets, proprietary know-how, concepts and recipes. If future trademark registrations are not approved because third parties own these trademarks, our use of these trademarks would be restricted unless we enter into arrangements with the third party owners, which might not be possible on commercially reasonable terms or at all. Moreover, we may face claims of misappropriation or infringement of third parties’ rights that could interfere with our use of trade secrets, proprietary know-how, concepts or recipes. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future, and may result in a judgment or monetary damages.

In May 2007, the United States Patent and Trademark Office granted us a patent for our proprietary beer brewing process. This patent covers the method and apparatus for maintaining a centralized facility for the production of unfermented and unprocessed hopped wort (one of the last steps of the beer brewing production process) which is then transported to our restaurant fermentation tanks where it is finished into beer. We received another patent in June 2010 for an apparatus for distributed production of beer. Our patents may be successfully challenged by others or invalidated. In addition, any patents that may be granted to us may not provide us a significant competitive advantage. We also have an additional patent application pending with the United States Patent and Trademark Office relating to a method of production of beer for distribution. We cannot provide assurance that any additional patents will be granted. If we fail to protect or enforce our intellectual property rights successfully, our competitive position could suffer. We may be required to spend significant resources to monitor and protect our intellectual property rights. We may not be able to detect infringement and may lose competitive position in the market.

We may not be able to obtain and maintain necessary federal, state and local permits, which could adversely affect existing operations or delay or prevent the opening of future restaurants.    Our business depends upon obtaining and maintaining required food service, liquor and brewing licenses for each of our restaurants. If we fail to hold all necessary licenses, we may be forced to close affected restaurants or limit the food and beverage offerings at our affected locations. We must comply with federal licensing requirements imposed by the United States Department of Treasury, Alcohol and Tobacco Tax and Trade Bureau, as well as licensing requirements of states and municipalities where we operate restaurants, including regulations relating to alcoholic beverage control, the purchase, preparation and sale of food, public health and safety, sanitization, building, zoning and fire codes, and employment and related tax matters. From time to time we have incurred fines or sanctions, including license suspensions, due to infractions of regulations. Failure to comply with federal, state or local regulations could cause our licenses to be revoked or force us to cease brewing and selling our beer. Typically, licenses must be renewed annually and may be revoked and suspended for cause at any time. All of these regulations impact not only our current operations but also our ability to open future restaurants. We will be required to comply with applicable state and local regulations in new locations into which we expand. Any difficulties, delays or failures in obtaining licenses, permits or approvals in such new locations could delay or prevent the opening of a restaurant in a particular area or reduce revenue at an existing location, either of which would materially and adversely affect our business, results of operations and financial condition. We also are at risk that state regulations concerning brewery restaurants or the interpretation of these regulations may change.

Regulations affecting the operation of our restaurants, including increases in the minimum wage, could increase our operating costs and restrict expansion.    We are subject to a variety of federal and state labor laws, such as minimum wage and overtime pay requirements, unemployment tax rates, workers’ compensation insurance rates and citizenship requirements. Government-mandated increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities or a reduction in the number of states that allow tips to be credited toward minimum wage requirements could increase our labor costs and reduce our operating margins. Several of our restaurants are located in states where the minimum wage is higher than the federal minimum wage. The federal minimum wage may be increased and there likely will be additional minimum wage increases implemented in states in which we operate or seek to operate. A substantial majority of employees working in our restaurants receive compensation equal to the applicable minimum wage, and future increases in the minimum wage may have a material adverse effect on our business, financial condition, results of operations or cash flows. In addition, the Federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for, disabled persons. Additional governmental mandates such as an increase in paid leaves of absence, extensions of health benefits or increased tax reporting and payment requirements for employees who receive gratuities, could negatively impact our operating results.

We may face liability under dram shop statutes.    Our sale of alcoholic beverages subjects us to “dram shop” statutes in some states. These statutes allow an injured person to recover damages from an establishment that served alcoholic beverages to an intoxicated person. If we receive a judgment substantially in excess of our insurance coverage, or if we fail to maintain our insurance coverage, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Litigation could have a material adverse effect on our business.    We are, from time to time, the subject of complaints or litigation from guests alleging food borne illness, injury or other food quality, health or operational concerns. We could be adversely affected by publicity resulting from such allegations, regardless of whether such allegations are valid or whether we are liable. We are also subject to complaints or allegations from former or current employees from time to time. A lawsuit or claim could result in an adverse decision against us that could have a materially adverse effect on our business. Additionally, the costs and expense of defending ourselves against lawsuits or claims, regardless of merit, could have an adverse impact on our business and could cause variability in our results compared to expectations.

Compliance with changing regulation of corporate governance, public disclosure and financial accounting standards may result in additional expenses and affect our reported results of operations.    Keeping informed of, and in compliance with, changing laws, regulations and standards relating to corporate governance, public disclosure and accounting standards, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Sarbanes-Oxley Act, as well as new and proposed SEC regulations and accounting standards, has required an increased amount of management attention and external resources. Compliance with such requirements may result in increased general and administrative expenses and an increased allocation of management time and attention to compliance activities. Additionally, changes to existing rules or current practices may adversely affect our reported financial results.

We may be exposed to potential risks relating to our internal controls over financial reporting.    If we identify significant deficiencies or material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected. In addition, if our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with its audit of our financial statements, and in the further event that it is unable to devise alternative procedures in order to satisfy itself as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements. In that event, the market for our common stock could be adversely affected.

Limitations in our insurance coverage could adversely affect our operations in certain circumstances.    We have comprehensive insurance, including workers’ compensation, employee practices liability, general liability, business interruption, fire and extended coverage and property insurance. However, there are certain types of losses which may be uninsurable or not economically insurable. Such hazards may include earthquake, hurricane and flood losses. If such a loss should occur, we would, to the extent that we are not covered for such loss by insurance, suffer a loss of the capital invested in, as well as anticipated profits and/or cash flow from, such damaged or destroyed properties. Punitive damage awards are generally not covered by insurance; thus, any awards of punitive damages as to which we may be liable could adversely affect our ability to continue to conduct our business or to develop future restaurants. We cannot assure you that any insurance coverage we maintain will be adequate, that we can continue to obtain and maintain such insurance at all, or that the premium costs will not rise to an extent that they adversely affect our business or our ability to economically obtain or maintain such insurance.

If our centralized beer production facility were to be damaged or impaired, our craft beer production would be materially adversely affected.    We operate a centralized production facility in Ellsworth, Iowa for our craft beer varieties. This facility combines the ingredients for the initial stages of our brewing process. The product or “wort” created at our beer production facility is then transported to the fermentation vessels at each of our Granite City restaurants where the brewing process is completed. If such facility were to be destroyed or otherwise inaccessible to us, we would be unable to produce beer in sufficient quantities to supply our restaurants with our craft beer varieties. In such event, our ability to efficiently recommence craft beer production also would be adversely affected.

Risks Related to our Securities

Our common stock was recently delisted from the NASDAQ Stock Market, which could impair our ability to raise capital and will likely hinder our investors’ ability to trade our common stock in the secondary market. Our common stock was delisted from the NASDAQ Capital Market on April 26. 2013, due to our failure to meet the $2.5 million minimum shareholders’ equity requirement for continued listing. Our common stock is now traded on the OTCQB tier of the OTC Markets, an inter-dealer, over-the-counter market. As compared to securities quoted on a national exchange such as NASDAQ, selling our common stock could be more difficult because smaller quantities of shares are likely to be bought and sold, transactions could be delayed, security analysts’ coverage of us may be reduced, and our common stock may trade at a lower market price than it otherwise would.

In addition, as a result of the delisting of our common stock, we will no longer be eligible to use Form S-3 either to file shelf registration statements or to register resales of our securities. Under these circumstances, we will be required to use a registration statement on Form S-1 to register securities with the SEC, or issue such securities in a private placement. These limitations are expected to increase our costs of raising capital.

Furthermore, our shareholders will no longer have the benefit of restrictions on dilution and other rules imposed by national exchanges, and we may engage in potentially dilutive transactions without complying with shareholder approval rules imposed by national exchanges. These factors could have a material adverse effect on the trading price, liquidity, volatility, value and marketability of our common stock.

Fluctuations in our operating results may decrease the price of our securities.    Our operating results may fluctuate significantly because of several factors, including the operating results of our restaurants, changes in food and labor costs, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, nutritional concerns and discretionary spending patterns, competitive factors, the skill and the experience of our restaurant-level management teams, the maturity of each restaurant, adverse weather conditions in our markets, our ability to expand, and the timing of future restaurant openings and related expenses. Consequently, our operating results may fall below the expectations of public market analysts and investors for any given reporting period. In that event, the price of our common stock would likely decrease.

Shareholders may have difficulty selling our common stock.    We cannot assure you of an active public market for our common stock. Selling our common stock may be difficult because of the limited quantity of shares that may be bought and sold in the public market, the possibility that transactions may be delayed, and a low level of security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common stock.

Our articles of incorporation, bylaws and Minnesota law may discourage takeovers and business combinations that our shareholders might consider in their best interests.    Anti-takeover provisions of our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Minnesota law could diminish the opportunity for shareholders to participate in acquisition proposals at a price above the then current market price of our common stock. For example, our board of directors, without further shareholder approval, may issue up to 7,000,000 additional shares of preferred stock and fix the powers, preferences, rights and limitations of such class or series, which could adversely affect the voting power of our common stock. In addition, our Amended and Restated Bylaws provide for an advance notice procedure for the nomination of candidates to our board of directors that could have the effect of delaying, deterring or preventing a change in control. Further, as a Minnesota corporation, we are subject to provisions of the Minnesota Business Corporation Act, or MBCA, regarding “control share acquisitions” and “business combinations.” We may, in the future, consider adopting additional anti-takeover measures. The authority of our board of directors to issue undesignated preferred stock, our advance notice procedure for nominations, and the anti-takeover provisions of the MBCA, as well as any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of our company not approved by our board of directors.

A substantial number of shares are eligible for future sale by our current investors and the sale of those shares could adversely affect our stock price.    We have registered approximately 2.0 million shares of our common stock for resale, including shares issuable upon the exercise of warrants and upon the conversion of our preferred stock, and have various outstanding registration obligations. In particular, though the holder of our preferred stock, CDP, has for the time being waived its registration rights, we are contractually obligated to register for resale the approximately 6.0 million additional shares it holds, including shares representing common stock issuable upon conversion of Series A Preferred and the dividends we are required to issue in the form of common stock on such preferred stock through December 31, 2013. If any of the foregoing shares, or additional shares that may be eligible for resale into the market, are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could be adversely affected.

Our resale registrations will become more expensive as a result of the NASDAQ delisting.    Due to the recent delisting of our common stock from NASDAQ, the cost to maintain our existing resale registrations will increase because we will be ineligible to update such registrations by simply filing our next Form 10-K.  Instead, updating our existing resale registrations would require converting them to Form S-1, which is a form type that requires additional expense to prepare and maintain.